Mail Stop 3720

July 12, 2006

Via U.S. Mail and Fax (732-866-0063)
Michael A. Maltzman
Vice President and Chief Financial Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

> RE: **Forms 10-K and 10-K/A for the fiscal year ended September 30, 2005**
> **Filed February 3, 2006 and March 31, 2006, respectively**
> **Forms 10-Q for the quarters ended December 31, 2005 and**
> **March 31, 2006**
> **Filed February 17, 2006 and May 15, 2006, respectively**
> **File No. 001-15789**

Dear Mr. Maltzman:

        We have reviewed your supplemental response letter dated June 15, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 25, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Forms 10-K and 10-K/A for the year ended September 30, 2005

Note 14—Preferred Stock, page F-29

1. We note your response to prior comment 4. In regards to the warrants issued in the Exchange Offer, please tell us whether you are required to deliver registered shares upon exercise of the warrants. Also tell us whether the Exchange Offer specified how the contract would be settled in the event you are unable to deliver registered shares. Please note that if a contract doesn't specify any circumstances under which net-cash settlement is permitted or required and doesn't specify how contract is settled if company can't deliver registered shares, liability classification is required (See par.

17 of EITF 00-19). Also, tell us how you evaluate the provision of the penalties of 15% of the original purchase price of the Series E Preferred Stock for each 120 day period that you are in breach of your obligation to register shares (as disclosed on page 12 of your referenced Form S-4), in determining whether the warrants should be classified as liability. (See par. 16 of EITF 00-19)

2. We note your response to prior comment 5. In regards to the Series E Preferred Stock, tell us whether or not, and why, your analysis under SFAS 133 and EITF 00-19 would result in a liability classification. We note your statement within your response that "[a]ccordingly, even if it was determined …, we feel that because the balances were not material, restatements, if any, would not be necessary". In this regard, advise us how you evaluate materiality in assessing the impact on your financial statements for all periods presented. In your response, tell us specifically how each of the account balances were affected for all periods presented.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3377 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director